September 21, 2011	ATTORNEYS AT LAW 321 NORTH CLARK STREET, SUITE 2800 CHICAGO, IL 60654-5313 312.832.4500 TEL 312.832.4700 FAX foley.com WRITER’S DIRECT LINE 312.832.5178 pdaugherty@foley.com EMAIL

VIA EDGAR

Mr. Duc Dang

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:	CurrencyShares® Chinese Renminbi Trust

Registration Statement on Form S-1 (File No. 333-174640)

Dear Mr. Dang:

On behalf of CurrencyShares® Chinese Renminbi Trust (the “Trust”), today we are filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 3 (the “Amendment”) to that certain Registration Statement (Registration No. 333-174640) on Form S-1 of the Trust, originally filed with the Commission on June 1, 2011.

The Division of Corporation Finance of the Commission (the “Staff”) delivered to the Trust, on June 28, 2011, a letter of comments on the aforementioned Registration Statement (the “Comment Letter”). The Trust filed an Amendment No. 1 to the Registration Statement on July 26, 2011, along with a response to the Comment Letter. In response to Amendment No. 1, Erin Martin of the Staff phoned Patrick Daugherty on August 10, 2011 with two oral comments on Amendment No. 1, indicating that all other Staff comments had been satisfied. The Trust filed an Amendment No. 2 to the Registration Statement on August 24, 2011, along with a response to the two oral comments. Such Registration Statement as amended by such Amendment No. 1 and Amendment No. 2 is referred to below as the “Registration Statement.” The Amendment has been marked to reflect changes made to the Registration Statement.

On September 19, 2011, you phoned Patrick Daugherty with two additional oral comments, indicating that all other Staff comments had been satisfied. Set forth below are the two comments and our responses to them on behalf of the Trust.

Oral Comment No. 1

Please update Item 15 of Part II of the Registration Statement, entitled “Recent Sales of Unregistered Securities,” to disclose the initial sale of one Share by the Trust to the Sponsor on August 16, 2011 in compliance with Item 701 of Regulation S-K.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Duc Dang

September 21, 2011

Response

Item 15 of Part II of the Registration Statement in the Amendment includes a description of recent sales of unregistered securities as follows:

“On August 16, 2011, the Trust issued one Share to the Sponsor for 500 Chinese Yuan. The transaction was exempt from registration under Section 4(2) of the Securities Act as the offering was limited to the Sponsor.”

Oral Comment No. 2

Please restate Exhibit 23.1 to the Registration Statement, entitled “Consent of Independent Registered Public Accounting Firm,” to state the correct name of the registrant.

Response

The Trust has restated and refiled Exhibit 23.1 with the correct name of the registrant.

Finally, the Amendment updates the Registration Statement by including all remaining information that we believe must be completed prior to the Staff accelerating the effective date of the Registration Statement. Specifically, the Amendment includes identification of the Initial Purchaser and Exhibit 4.2, which is the Participant Agreement among the Initial Purchaser, The Bank of New York Mellon, as Trustee, and Rydex Specialized Products LLC. Accordingly, we believe that the Amendment is the final pre-effective amendment to the Registration Statement.

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After the Staff has indicated that it is satisfied with the responses to all outstanding comments, the Trust will request acceleration of the effective date of the Registration Statement as then amended by furnishing a written acceleration request to the Staff (the “Acceleration Request”). The Acceleration Request will include the acknowledgments by the Trust stipulated in the Comment Letter.

If you have any questions regarding any of the responses in this letter, please call me at (312) 832-5178. In my absence, please contact Lisa Conmy at (312) 832-4356.

Respectfully submitted,

/s/ Patrick Daugherty

Patrick Daugherty

cc:	Nickolaos Bonos

Kevin Farragher

Lisa Conmy